July 11, 2005

Jon F. Weber
President
American Real Estate Partners, L.P.
100 South Bedford Road
Mt. Kisco, NY 10549

> **Re:** **American Real Estate Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed June 22, 2005**
> **File No. 333-126069**

Dear Mr. Weber:

This is to advise you that we have *limited* our review of the above registration statement to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you determined S-3 eligibility for your co-issuer of debt securities, American Real Estate Finance Corporation (AREP Finance). For example, we note that AREP Finance does not meet the registrant requirements set forth in General Instruction I of Form S-3 and, that as a majority owed subsidiary, Instruction I.C. applies. Since this is an unallocated shelf offering, it is unclear whether the terms of the debt securities registered by your co-issuer meet the applicable transaction requirements for purposes of S-3 eligibility. Refer to Instruction B.2 and I.C. of Form S-3. Please note also that it is unclear whether American Real Estate Partners, L.P. is guaranteeing the debt since the guarantee is not included in the fee table.

Exhibits

2. Please tell us why you have not filed the indenture relating to the debt securities. Refer to Section 305 of the Trust Indenture Act of 1939. Please note that an indenture must be filed and qualified prior to effectiveness of the registration statement where the debt securities are being offered on a delayed basis and the specific terms of that debt have yet to be determined. See Manual of Publicly Available Telephone Interpretations, July 1997, Section D.31.

3. Although the Form T-1 may be filed as an exhibit at the time of a take down off the shelf, please revise to list the Form T-1 as Exhibit 25 and indicate that you will file it by amendment.

4. Please file a signed legal opinion pursuant to Item 601 of Regulation S-K which should be filed pre-effectively for a shelf offering. You may include assumptions in your opinion regarding the actual future issuance of the securities. However, note that a clean legal opinion verifying the substance of those prior assumptions must be filed with each take down.

5. Please confirm our understanding that you will file a tax opinion with each take down. Refer to Item 601(b)(8).

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3780 with other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Steven Wasserman, Esq. (*via facsimile)*